October 25, 2017

VIA EDGAR

Ms. Pamela Howell

Mr. John Reynolds, Assistant Director

United States Securities & Exchange Commission

Division of Corporate Finance

100 F Street, NE

Washington, DC 20549

RE: Dominion Minerals Corp. (the “Company”)

Amendment No. 2 to Form 10, Filed October 21, 2016

File No. 000-52696

Dear Ms. Howell:

We are in receipt of your comment letter dated February 28, 2017, to the Company, regarding the above referenced filing (the “Comment Letter”). I’ve listed below each comment contained in the Comment Letter followed by the Company’s response.

Item 1. Business, page 2

Comment #1. We note that you do not expect to recover your mineral concessions from Panama and that you plan to seek out mining projects. We also note the estimate that it will cost $500,000 to explore such projects over the next twelve month period beginning February 1, 2017. Please discuss in greater detail this plan and how you plan on financing this project. Lastly, it appears that you are a blank check company. Please add disclosure regarding compliance with Rule 419 in connection with any offering of your securities, or provide your analysis as to why you do not believe you are a blank check company. Lastly, please also add disclosure regarding your status as a shell company and the impact of that status on the availability of Rule 144.

We have amended our disclosure to clarify that we will only begin to look for new projects when and if we don't recover our current mining concession in Panama.  We do not believe we are a bank check company to which Rule 419 would apply for a registered offering.  We have also added disclosure regarding shell company status and the availability of Rule 144.

Item 2. Financial Information, page 17

Comment #2. We note your response to Comment 7. It appears the employment agreements for your CEO and CFO are no longer in effect. Please file any current employment agreements or explain. Additionally, please disclose when the CEO, CFO and the Company agreed to defer compensation.

The employment agreements for our CEO and CFO contain a provision which automatically renew on a year to year basis unless the Company or the Executive cancel the agreement 90 days prior to each annual period. The Company has added disclosure to reflect the terms of the agreement. In addition, the Company has added disclosure to reflect the period in which the Company and the Executives agreed to defer salaries. However, the Employment Agreements were filed with our Form 10 Amendment No. 1 filed on February 14, 2017.

Comment #3. We note your disclosure in footnote 4 that the July 2013 executed Convertible Promissory Notes were extended to the earliest date of December 31, 2016 or a litigation award. It appears this convertible promissory note is in default. Please add disclosure to discuss this default and the rights of the holders as a result.

We have added disclosure to reflect the convertible promissory note in default and the rights of the holders as a result of such default.

Comment #4. We reissue comment 8 in part. Please revise the table to include the percentage based upon the combined voting rights, since the common stock and preferred stock vote as a class. Additionally, please file the agreements setting forth the terms of the preferred stock as exhibits. The exhibits index refers to the Certificate of Designation – Preferred Stock filed with the Form 10 on June 22, 2007. We are unable to locate this exhibit. Lastly, to the extent that Cham Lebovits is deemed a beneficial owner of the shares held by the Investment Group, Mr. Lebovits would be deemed the beneficial owner of all of the shares held by the Investment Group. Please revise accordingly, or provide a detailed explanation as to why the comment does not apply.

We’ve revised the table to reflect the correct percentages based upon the combined voting rights. In addition, the Certificate of Designation which contains the terms of the preferred stock is filed as Exhibit 10.8.

Comment #5. Please add disclosure regarding the deferred compensation due to your officers.

We’ve added disclosure to reflect the deferred compensation due to the officers of the Company.

Comment #6. We note your response to Comment 5. Please file an executed litigation funding agreement as an exhibit. In addition, please make sure the agreement filed is the most recent agreement. We note the agreement is dated 2015; however, the disclosure on page 13 reflects the company entering into a new agreement in December 2016. Lastly, we note blank spaces indicating missing information from the agreement. Please revise to file the completed agreement or submit a request for confidential treatment. See Item 601(b)(10)(i) of Regulation S-K.

We’ve added disclosure to explain that the agreement dated 2015 is the agreement amended in December 2016 with exception to the new firm selected in the amendment. The additional documentation filed reflects such change of firm.

Comment #7. We note your response to Comment 6. Please file the Convertible Promissory Note as an exhibit. See Item 601(b)(10) of Regulation S-K.

We’ve filed the Convertible Promissory Note as an exhibit.

Comment #8. We note your response to Comment 11. It appears the references to where the exhibits are incorporated by reference from are incorrect for a number of the exhibits. Please update accordingly. Additionally, please file your Company’s Certificate of Incorporation and Bylaws. Lastly, please file executed agreements.

We’ve corrected and updated any known errors with regards to exhibits that are incorporated by reference. In addition, our Company’s Certificate of Incorporation and By Laws have been filed.

The Company hereby acknowledges that; (i) the company is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at (732)536-1600 if you have any questions or need additional information regarding the responses provided above.

Sincerely,

Diego E. Roca

Chief Financial Officer

DER/der